Intuit Inc. 2700 Coast Avenue Mountain View, CA 94043

March 3, 2016
Kathleen Collins
Accounting Branch Chief
Office of Information Technology and Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
cc:    Rebekah Lindsey, Staff Accountant, Division of Corporation Finance,
    U.S. Securities and Exchange Commission (via e-mail)

Re:    Intuit Inc.
Form 10-K for the Fiscal Year Ended July 31, 2015
Filed September 1, 2015
SEC File No. 000-21180
Dear Ms. Collins:
We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated February 22, 2016 and relating to the above-referenced filing of Intuit Inc.
We appreciate your review and comments to assist us in our compliance with the applicable disclosure requirements and we are committed to providing you with the information you have requested on a timely basis.
Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended July 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Goodwill, Acquired Intangible Assets and Other Long-Lived Assets - Impairment Assessments, page 33

Comment:

Your response to prior comment 2 indicates that none of the factors included in ASC 350-20-35-3C were noted during the fiscal quarter ended January 31, 2015. However, we note that in your earnings call for the quarter ended April 30, 2015 that was held on May 21, 2015, you stated that “(y)our revenue and operating income for [the Consumer Ecosystem] group have trailed (y)our expectations for the year.” In light of this statement, please tell us the following:

•	The factors considered when concluding that the conditions described in ASC 350-20-35-3C(d) were not present in any quarter prior to April 30, 2015; and,

•	The factors considered when concluding that disclosure was not required pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:

Intuit's Consumer Ecosystem reporting unit consists primarily of our personal finance offerings, Mint, Mint Bills (formerly Check, Inc.), and Quicken. Check, Inc. was acquired in the fourth quarter of fiscal 2014 for total consideration of approximately $369 million, of which $293 million was recorded as goodwill. Although the actual financial performance of this reporting unit met our forecasted projections as of the second fiscal quarter ended January 31, 2015, the revenue and operating income for this reporting unit began trailing expectations in the third fiscal quarter ended April 30, 2015.

There were three key factors we considered when concluding that the conditions described in ASC 350-20-35-3C(d) “Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods,” were not present in any quarter prior to the third fiscal quarter ended April 30, 2015. These three key factors became evident during the third quarter of fiscal 2015 and so significantly impacted our revenue and operating income expectations for the Consumer Ecosystem reporting unit for full fiscal 2015 and beyond that, after analyzing the key factors that caused third fiscal quarter shortfalls in actual Consumer Ecosystem revenue and operating income compared to previous actual results and projections, we significantly reduced the long term revenue and operating income forecast for this reporting unit. As stated in our previous response, evidence of the impact of these key factors was not present in prior quarters.

We determined that the shortfalls were a result of changes for our Mint Bills business that were implemented late in calendar 2014 (the middle of the second quarter of fiscal 2015) and resulted in lower than expected revenue and operating income during the third fiscal quarter ended April 30, 2015. These three key factors include the following:

Mint Bills Direct Biller Channel. Approximately 50% of the decline in the Consumer Ecosystem forecast was attributable to a change in sales strategy for the Mint Bills direct biller channel. In December 2014 (the middle of the second quarter of fiscal 2015), the Mint Bills business shifted its focus from large biller deals, which historically took a year or more to close, to small biller deals, which at the time were thought to take about three months to close. The direct biller sales team began filling its deal pipeline with small billers in December 2014. By the middle of the third quarter of fiscal 2015, it became apparent that deals for the smaller billers were not closing as quickly as expected. As a result, we updated our revenue forecast to reflect lower conversion rates that were based on the actual results.

Mint Bills Direct Pay Channel. Approximately 30% of the decline in the Consumer Ecosystem forecast was attributable to a change in marketing approach for the Mint Bills direct pay channel. During the third quarter of fiscal 2015, we reacted to negative customer feedback regarding the transparency of our advertising for this offering. We revised our online ads to clarify that end users were paying via Mint Bills and not directly at biller sites. These ad changes significantly decreased the number of new users acquired compared to forecast and significantly increased our average cost per user acquisition. In addition, we attempted to enhance the Mint Bills direct pay web experience to increase customer retention but our changes did not have the anticipated impact. As a result of these developments, we updated our forecast to reflect lower revenue and higher costs per user acquisition based on the actual results.

Mint Bills Web Channel. Approximately 20% of the decline in the Consumer Ecosystem forecast was attributable to information gained following the rebranding and launch of our new Mint Bills web channel offering. We rebranded the Check mobile application (“app”) as Mint Bills and launched a new Mint Bills web app in December 2014 (the middle of the second quarter of fiscal 2015). Given that the Mint Bills web app was a new offering, we used a variety of assumptions in our forecast for that offering. A key assumption was that the Mint Bills web app would have average revenue per customer similar to that of the Mint Bills direct pay channel, which was also a web offering. However, during the third quarter of fiscal 2015 we determined that the Mint Bills web app had a much lower percentage of users paying via credit card compared with the Mint Bills direct pay channel. The Mint Bills web app had a higher percentage of users paying via ACH transfers, which do not generate revenue for Intuit. As a result, we updated our forecast to incorporate the lower actual Mint Bills web app revenue per customer results into our assumptions.

After evaluating the performance of these channels for the third quarter of fiscal 2015 and the resulting decline in the forecast for the Consumer Ecosystem reporting unit, we made a strategic decision to reduce our focus on the direct biller and direct pay channels. As a result, in our May 21, 2015 earnings call we stated that “our revenue and operating income for this group have trailed our expectations for the year.”

As a result of all of these developments and the resulting significant decline in the long term revenue and operating income forecast for the Consumer Ecosystem reporting unit, during the fiscal quarter ended April 30, 2015 we performed an interim impairment test of the goodwill and acquired intangible assets associated with that reporting unit and concluded that the carrying value of goodwill was impaired.

The three key factors noted above were also considered when concluding that disclosure was not required pursuant to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350. We note that Item 303(a)(3)(ii) of Regulation S-K requires disclosure of “any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.” The key factors noted above that ultimately led to our recognition of a goodwill impairment charge for the Consumer Ecosystem reporting unit during the fiscal quarter ended April 30, 2015 were not a known trend or uncertainty during any prior fiscal quarter.

As required by Section III.B.4 of SEC Release No. 33-8350, upon recording the goodwill impairment charge we included MD&A disclosure in our Form 10-Q for the fiscal quarter ended April 30, 2015 that contained “material substantive information” and presented “a balanced view of the underlying dynamics of the business.” Specifically, we disclosed the underlying reasons for the shortfall in performance, the strategic decisions we made as a result, the fact that we took those decisions into account in revising our forecasts and performing our impairment analysis, and the uncertainties associated with implementing those decisions.

* * * * * * * *

Pursuant to the Staff’s request, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Mark Flournoy, our Vice President, Corporate Controller and Chief Accounting Officer at (858) 215-9824 or Kerry McLean, our Vice President, Deputy General Counsel at (650) 944-5918. Intuit’s mailing address is 2700 Coast Avenue, Mountain View, CA 94043.

Very truly yours,

Intuit Inc.
/s/ MARK J. FLOURNOY
Mark J. Flournoy
Vice President, Corporate Controller and Chief Accounting Officer

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